FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Recent developments and other updated information on the Company
EX-23.1	Consent of Gaffney, Cline & Associates Inc.
EX-99.1	Reserves audit report of Gaffney, Cline & Associates Inc.

YPF Sociedad Anónima

TABLE OF CONTENTS

Page

ITEM 1.	RISK FACTORS	1
ITEM 2.	INFORMATION ON THE COMPANY	10
ITEM 3.	RECENT DEVELOPMENTS	14

i

Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”. As used in this report filed on Form 6-K, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified or the context otherwise requires.

We maintain our financial books and records and publish our financial statements in Argentine pesos. Throughout this report filed on Form 6-K references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

ITEM 1.  RISK FACTORS

Investing in our Class D common stock (the “Class D shares”), including in the form of American depositary shares, or ADSs, involves significant risks. YPF’s operations and earnings are subject to risks as a result of changes in competitive, economic, political, legal, regulatory, social, industrial, business and financial conditions. Investors should carefully consider these risks. As a result of the recent global financial crisis and the continuing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. Certain oil and gas prices and margins may be lower than in recent years due to reduced demand and certain other factors.

Risks Relating to Argentina

Our business is largely dependent upon economic conditions in Argentina

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with real GDP increasing at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated to 0.9% in 2009, but recovered in 2010, growing by approximately 9% according to preliminary official data. No assurances can be given that the current rate of growth will continue in 2011 or subsequent years or that the economy will not contract. Continued high or increased rates of inflation in Argentina could increase our costs of operation, in particular labor costs, and consequently may negatively impact our results of operations and financial condition.

The Argentine economy, including the financial and securities markets, is particularly sensitive to local political developments. Argentina’s national election for President and Vice President will take place in October 2011 and other relevant local and federal elections will also take place in 2011.

See “Item 4. Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations―Factors Affecting Our Operations―Macroeconomic Conditions” in our report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on November 26, 2011 (the “September 30, 2010 Form 6-K”). If economic conditions in Argentina were to deteriorate, it would likely have an adverse effect on our financial condition and results of operations.

Our domestic operations are subject to extensive regulation

The oil and gas industry is subject to extensive government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be materially and adversely affected by regulatory and political changes in Argentina. We currently face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•
limitations on our ability to pass higher domestic taxes, increases in production costs, increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers);

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•
in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

The Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at low, stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”). See “Item 1. Company Overview—Recent Regulatory Developments” in our September 30, 2010 Form 6-K. Similarly, we cannot assure you that future government policies aimed at sustaining economic recovery or in response to domestic needs will not adversely affect the oil and gas industry.

In January 2007, Law No. 26,197 was enacted, which, in accordance with Article 124 of the National Constitution, provided that Argentine provinces shall be the owners of the hydrocarbon reservoirs located within their territories. Pursuant to the law, the Argentine Congress is charged with enacting laws and regulations aimed at developing mineral resources within Argentina, while the provincial governments are responsible for enforcing these laws and administering hydrocarbon fields that fall within the territories of their respective provinces. Certain provincial governments, however, have construed the provisions of Law No. 26,197 and Article 124 to empower the provinces to enact their own regulations concerning exploration and production of oil and gas within their territories. There can be no assurance that regulations or taxes (including royalties) enacted or administered by the provinces will not conflict with federal law, and such taxes or regulations may adversely affect our operations and financial condition.

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. For additional information on domestic pricing for our products, see “Item 4. Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our September 30, 2010 Form 6-K and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” in our 2009 Form 20-F. We cannot assure you that we will be able to increase the domestic prices of our products in response to future increases in the international market prices of such products, and limitations on our ability to do so would continue to adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts

The Argentine Hydrocarbons Law (Law No. 17,319) allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long term natural gas exports.

During the last several years, the Argentine authorities have adopted a number of measures that have resulted in extensive restrictions on exports of natural gas from Argentina. Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events that relieve us from any contingent liability for the failure to comply with our contractual obligations, although no assurance can be given that this position will prevail. See “Item 4. Information on the Company—Exploration and Production—Delivery commitments—Natural gas supply contracts” in our 2009 Form 20-F and “Item 3. Update of Selected Information on the Company—Exploration and Production—The Argentine natural gas market” and “Item 5. Update of Legal Proceedings” in our September 30, 2010 Form 6-K.

In addition, the effectiveness of certain of our natural gas export authorizations is subject to an analysis by the Argentine Secretariat of Energy of natural gas reserves in the Noroeste basin. The result of such analysis is uncertain and may have an adverse impact upon our performance of the export gas sales agreements related to such export authorizations should the Argentine Secretariat of Energy determine that reserves are insufficient. See “Item 5. Update of Legal Proceedings—Argentina” in our September 30, 2010 Form 6-K.

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Argentine Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel production in the export market, and thereby obliged to sell in the local market at prevailing domestic prices.

We are unable to predict how long these export restrictions will be in place, or whether any further measures will be adopted that adversely affect our ability to export gas, crude oil and diesel fuel or other products and, accordingly, our results of operations.

The imposition of new export duties and other taxes could adversely affect our results

Since 2002, new duties have been imposed on exports, and have been progressively increased over the years. Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, amended the export duties on crude oil and other crude derivative products imposed in previous years. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” in our 2009 Form 20-F.

With respect to natural gas products, Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/m3 for propane, U.S.$271/m3 for butane and

U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

As a result of the aforementioned export tax increases, we may be and, in certain cases, have already been forced to seek the renegotiation of our export contracts, despite, in most cases, the prior authorization of such contracts by the Argentine government. We cannot provide assurances that we will be able to renegotiate such contracts on terms acceptable to us.

The imposition of these export taxes has adversely affected our results of operations. We cannot assure you that these taxes will not continue or be increased in the future or that other new taxes will not be imposed.

We may be exposed to fluctuations in foreign exchange rates

Our results of operations are exposed to currency fluctuation and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. The value of the peso has fluctuated significantly in the past and may do so in the future. We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect our business.

We may be subject to exchange and capital controls

In 2001 and 2002, as a result of the economic crisis, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Under current Argentine law, exporters are required to convert proceeds from export operations into domestic currency, subject to certain exceptions applicable to the oil and gas industry that permit us to retain abroad 70% of export proceeds. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency” in our 2009 Form 20-F. There can be no assurances regarding future modifications to exchange and capital controls. The imposition of stricter exchange and capital controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

Our access to international capital markets is influenced by the perception of risk in Argentina and other emerging economies, which may affect our ability to finance our operations and the trading values of our securities

International investors consider Argentina to be an emerging market. Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in other emerging market countries may have a negative impact on the trading value of our securities and on our ability and the terms on which we are able to access international capital markets.

Risks Relating to the Argentine Oil and Gas Business and Our Business

Oil and gas prices could affect our level of capital expenditures

The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices for certain products prevail or decrease, our ability to improve our hydrocarbon recovery rates, find new reserves and carry out certain of our other capital expenditure plans is likely to be adversely affected, which in turn would have an adverse effect on our results of operations.

Our reserves and production are likely to decline

Argentina’s oil and gas fields are mature and our reserves and production are declining as reserves are depleted. In the last two years our proved reserves declined by approximately 21.0%, and we replaced approximately 42.1%

of our production with new proved reserves during 2009; average daily production in 2009, on a boe basis, declined by approximately 7.9% from 2008. We are engaged in efforts to mitigate these declines by adding reserves through technological enhancements aimed at improving our recovery factors as well as through deepwater offshore exploration and development of tight gas. These efforts are subject to material risks and may prove unsuccessful due to risks inherent to the oil and gas industry.

Our oil and natural gas reserves are estimates

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. Factors susceptible to our control include drilling, testing and production after the date of the estimates, which may require substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions. Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest.

As a result of the foregoing, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

The oil and gas industry is subject to particular economic and operational risks

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, and natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, oil or natural gas spills or leaks, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. If these risks materialize, we may suffer substantial operational losses and disruptions to our operations and harm to our reputation. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account.

We may not have sufficient insurance to cover all the operating hazards that we are subject to

As discussed under “—The oil and gas industry is subject to particular economic and operational risks” and “—We may incur significant costs and liabilities related to environmental, health and safety matters,” our exploration and production operations are subject to extensive economic, operational, regulatory and legal risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events (see “Item 2. Information on the Company—Insurance”). In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future. If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The expiration of part of our and other Argentine oil companies’ concessions occurs in 2017. Such concessions represented approximately 50% of our proved reserves at December 31, 2009. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot provide assurances that concessions that have not yet been renewed will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions. The termination of, or failure to obtain the extension of, a concession or permit could have a material adverse effect on our business and results of operations.

Our acquisition of exploratory acreage and crude oil and natural gas reserves is subject to heavy competition

We face intense competition in bidding for crude oil and natural gas production areas, which are typically auctioned by governmental authorities, especially those areas with the most attractive crude oil and natural gas reserves. Some provinces of Argentina, including La Pampa, Neuquén and Chubut, have created provincial government-owned companies to develop activities in the oil and gas industry. Energía Argentina S.A. (ENARSA), the Argentine state-owned energy company, has also entered the market, particularly in the context of offshore exploration. As a result, the conditions under which we are able to access new exploratory or productive areas could be adversely affected.

We may incur significant costs and liabilities related to environmental, health and safety matters

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 5. Update of Legal Proceedings” in our September 30, 2010 Form 6-K and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations” in our 2009 Form 20-F. Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes. If adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

We are party to a number of legal proceedings

As described under “Item 5. Update of Legal Proceedings” in our September 30, 2010 Form 6-K and “Item 3. Recent Legal Developments—Update of Legal Proceedings,” we are party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies, particularly those relating to environmental matters, are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any reserves we have established.

Our business depends to a significant extent on our production and refining facilities and logistics network

Our oil and natural gas field facilities, refineries and logistics network are our principal production facilities and distribution network on which a significant portion of our revenues depends. Although we insure our properties on terms we consider prudent and have adopted and maintain safety measures, any significant damage to, accident or other production stoppage at our facilities or network could materially and adversely affect our production capabilities, financial condition and results of operations.

We could be subject to organized labor action

Although we consider our current relations with our workforce to be good, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes in recent years. See “Item 4. Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations―Factors Affecting Our Operations―Macroeconomic Conditions” in our September 30, 2010 Form 6-K.

Risks Relating to Our Class D Shares and ADSs

Our principal shareholders can exercise control over the company

As of January 31, 2011, Repsol YPF controlled approximately 79.73% of our capital stock and voting rights (approximately 79.81% as of December 31, 2010) and Petersen Energía S.A. (“Petersen Energía”) and Petersen Energía Inversora S.A. (“PEISA”, and together with Petersen Energía, the “Petersen Group”) controlled 15.46% of our shares and voting rights, in each case subject to the shareholders’ agreement described below. In addition, pursuant to the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions” in our 2009 Form 20-F), Repsol YPF granted certain affiliates of Petersen Energía (in particular, Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them) an option to purchase an additional 10% of our capital stock held by Repsol YPF. A number of YPF corporate matters are subject to the voting and other procedures set forth in a shareholders’ agreement entered into between Repsol YPF, certain affiliates of Repsol YPF and Petersen Energía. Repsol YPF will be able to determine substantially all other matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Subject to the terms of the shareholders’ agreement, Repsol YPF will also direct our operations and may be able to cause or prevent a change in our control. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2009 Form 20-F. Repsol YPF’s and the Petersen Group’s interests may differ from those of our other shareholders.

Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock

Under our by-laws, the approval of the holder of our Class A shares is required to undertake certain strategic transactions, including a merger, an acquisition that results in the purchaser holding 15% or more of our capital stock or an acquisition that results in the purchaser holding a majority of our capital stock. The interests of our Class

A shareholder, the Argentine government, may differ from those of our other shareholders and, as result, we may not be able to undertake certain transactions on terms that are advantageous to our other shareholders or at all.

In addition, under our by-laws, an acquisition that results in the purchaser holding 15% or more of our capital stock would require such purchaser to make a public cash tender offer for all of our outstanding shares and convertible securities, which could discourage certain investors from acquiring significant stakes in our capital stock. See “Item 10. Additional Information—Certain Provisions Relating to Acquisitions of Shares” in our 2009 Form 20-F.

Active markets may not develop for our Class D shares or the ADSs

As of January 31, 2011, less than 5% of our capital stock was held by non-affiliates (less than 0.5% of our capital stock was held by non-affiliates as of September 30, 2010). As a result, the public markets for our Class D shares and ADSs have had limited trading volume. Although we expect the ADSs will continue to be listed on the NYSE and the underlying Class D shares will continue to be listed on the BASE, we cannot assure you that more active and liquid markets will develop or of the price at which the Class D shares or the ADSs may be sold.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs

Argentine law currently permits the government to impose temporary restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Although the transfer of funds abroad in order to pay dividends currently does not require Central Bank approval, restrictions on the movement of capital to and from Argentina such as those that previously existed during the recent economic crisis could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Argentine government will not take such measures in the future.

Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible for any reason, including restrictions of the type described in the preceding paragraph, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be different from other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs

Repsol YPF owns Class D shares and ADSs representing a significant majority of our capital stock (which may be reduced by 10% if the Second Petersen Option described under “Item 7. Major Shareholders and Related Party Transactions—Option Agreements” in our 2009 Form 20-F is exercised). The Petersen Group owns ADSs representing up to approximately 15.46% of our capital stock (which may be increased up to approximately 25.46% if the Second Petersen Option is exercised). In addition, as described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Registration Rights and Related Agreements” in our 2009 Form 20-F we have filed and undertaken to maintain an effective shelf registration statement for the benefit of the lenders under the senior secured term loan facility provided to Petersen Energía to enable it to enter into the Petersen Transaction. The lenders under the senior secured term loan facility, upon the acceleration of such facility following the occurrence and continuation of an event of default under such facility, will be able to freely sell up to approximately 15% of our outstanding capital stock (which may be increased to approximately 25% if the Second Petersen Option is exercised) under the shelf registration statement. Sales of a substantial number of Class D shares or ADSs by Repsol YPF, the Petersen Group, such lenders or any other future significant shareholder, or the anticipation of such sales, could decrease the trading price of our Class D shares and the ADSs. See “Item 7. Major Shareholders and Related Party Transactions” in our 2009 Form 20-F.

You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs

You may not be able to exercise the preemptive or accretion rights relating to the shares underlying your ADSs (see “Item 10. Additional Information—Preemptive and Accretion Rights” in our 2009 Form 20-F) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class D shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the Argentine Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Corporations (Inspección General de Justicia, or “IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our Class D shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class D shares may be limited.

You may be unable to exercise voting rights with respect to the Class D shares underlying your ADSs at our shareholders’ meetings

The depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of ADRs representing the ADSs being held by the depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class D shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class D shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class D shares, and Class D shares represented by ADSs may not be voted as you desire. Class D shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

Shareholders outside of Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our Class D shares or the ADSs

We are an Argentine company and any future payments of dividends on our Class D shares will be denominated in pesos. The peso has historically fluctuated significantly against many major world currencies, including the U.S. dollar. A depreciation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and the ADSs as measured in U.S. dollars.

ITEM 2.  INFORMATION ON THE COMPANY

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other services contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 1. Risk Factors—The oil and gas industry is subject to particular economic and operational risks,” “Item 1. Risk Factors—We may incur significant costs and liabilities related to environmental, health and safety matters” and “Item 1. Risk Factors—We may not have sufficient insurance to cover all the operating hazards that we are subject to.”

Argentine operations

We insure our operations against risks inherent in the oil and gas industry, including loss of or damage to property and our equipment, control-of-well incidents, loss of production or profits incidents, removal of debris, sudden and accidental pollution, damage and clean up and third-party claims, including personal injury and loss of life, among other business risks. Our insurance policies are typically renewable annually and generally contain policy limits, exclusions and deductibles.

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with varying deductibles of between U.S.$0.1 million and U.S.$1 million, in each case depending on the type of incident. Certain types of incidents, such as intentional pollution and gradual and progressive pollution, are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$1,000 million per incident, with varying deductibles of between U.S.$1 million and U.S.$6.75 million, including loss of production or profits with deductibles of 60 days for downstream operations with a minimum deductible of U.S.$20 million for upstream operations.

Argentine regulations require us to purchase from specialized insurance companies (Aseguradoras de Riesgos de Trabajo – ART) insurance covering the risk of personal injury and loss of life of our employees. Our insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations. These regulatory requirements also apply to all of our contractors.

We have adopted a position in agreements entered into with contractors that provide drilling services, well services or other services to our exploration and production operations (“E&P Services Agreements”), whereby contractors are generally responsible for indemnifying us to varying degrees for certain damages caused by their personnel and property above the drilling surface. Similarly, we are generally responsible under our drilling contracts to indemnify our contractors for any damages caused by our personnel and property above the drilling surface.

We typically assume responsibility for indemnifying our contractors for any loss or liability resulting from damages caused below the surface provided that such damages below the surface have not been caused by the negligence of the contractor in which case the contractor shall be liable up to a limited amount agreed by the parties in the E&P Services Agreements.

E&P Services Agreements usually establish that contractors are responsible for pollution or contamination including clean-up costs and third party damages caused above the surface by the spill of substances under their control, provided that the damage has been caused by the negligence or willful misconduct of the contractor. In the event of pollution or contamination produced below the surface, contractors shall also typically be liable for damages caused due to the contractor’s negligence or willful misconduct. However, in this last case the damages are also usually limited to an amount agreed upon by the parties in the E&P Services Agreement.

We are also partners in several joint ventures and projects that are not operated by us. Contractual provisions, as well as our obligations arising from each agreement, can vary. In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our Argentine operations. In addition, in certain cases we may contract insurance covering specific incidents or damages which are not provided for in the operator’s insurance policy. We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage.

With respect to downstream servicing contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment. A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or loss of profits is normally included.

Gulf of Mexico operations

Our operations in the Gulf of Mexico currently include only our 15% working interest, through our subsidiary Maxus U.S. Exploration Company, in the Neptune field, which is operated by BHP Billiton. Our Gulf of Mexico operations are insured under a policy similar to that described above for our Argentine properties, with certain differences that are addressed below.

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration. The following limits and deductibles are applicable to our insurance coverage:

•
Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100%), with deductibles ranging from U.S.$0.75 million (100%) to U.S.$1.25 million (100%), and U.S.$10 million (100%) in respect of windstorms;

•	Loss of production is covered up to a limit of U.S.$35 million (15%) with a deductible of 60 days of production (90 days in respect of windstorms);

•
Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%) (U.S.$10 million (100%) in respect of incidents related to windstorms). Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

•
Third party liability coverage arising from personal injury and loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is limited to U.S.$266 million (100%), with a deductible of U.S.$66.7 thousand (100%).

According to the procedures applicable to the Neptune field consortium, its operator shall use its best efforts to require contractors to carry insurance coverage for worker compensation, employers liability, commercial general liability and automobile liability. To our knowledge, based solely on inquiries made to the operator, this policy is applicable to all contracts and a majority of contractors carry such insurance. Contractors providing aircraft and watercraft are required to provide further insurance cover relevant to this activity. In addition, our own insurance policy covers risks of physical loss or damage incurred as a result of negligence by any contractor to supplies and equipment of every kind and description incidental to our operations, including, among others, materials, equipment, machinery, outfit and consumables, in each case as defined in our insurance contract and with the deductibles and exclusions specified therein. The consortium or operator, as applicable, is responsible for indemnifying a contractor for damages caused by its personnel and property. The operator or consortium, as applicable, is also responsible for indemnifying contractors for certain losses and liabilities resulting from pollution or contamination.

Remediation Plans for our Offshore Operations

The offshore fields operated by us as well as those in which we have a working interest have in place a Health, Safety, Environmental and Community (“HSEC”) management plan to address risks associated with the project. In addition, all drilling projects that we operate or in which we have a working interest have in place an Emergency Response Plan (“ERP”), including response plans for oil spills.

The HSEC management plans in place at facilities operated by us include ERPs for an oil spill or leak, and these ERPs are regularly assessed for adequacy in light of available information and technical developments. We review our HSEC management plans for our drilling projects on a regular basis to seek to ensure that appropriate measures are in place for every phase of the project.

Malvinas

We are currently in the planning stage for a deep water project named Malvinas, located in blocks CAA40/CAA46 and situated in Argentinean waters. Our HSEC management plan for this project includes an ERP for an oil spill. We also have in place an Oil Spill Response Plan (OSRP) the priority of which is to protect human health and the environment in the event of an oil spill or leak. The OSRP sets forth the response measures, assignment of responsibilities and resources available in the case of an oil spill or leak, and seeks to minimize its impact by establishing control, containment, clean up and recovery procedures, as well as restitution and mitigation procedures to the extent applicable. The overall clean up and recovery procedures would be managed by an Argentine company contracted by us and authorized by the relevant government authority. The OSRP uses the tiered response concept, in which spills are classified as Tier I spills (small spills close to the offshore operation that generally require only on site resources), Tier II spills (larger spills that generally require resources and assistance from other oil industry operators) and Tier III spills (very large spills with serious consequences that generally require substantial additional resources and assistance). A multipurpose supply vessel (MSV) is available exclusively for this project, which, in the event of a Tier I or Tier II spill, will operate with a supporting vessel (a platform supply vessel (PSV) or an anchor handling towing supply vessel (AHTS)). Such vessels are equipped with rapid deployment marine booms, absorbent materials, dispersants, skimmers, fast tanks, floats, fences and barriers, among other materials, as well as qualified personnel. Pursuant to the contract entered into with the aforementioned Argentine company, in the case of a Tier II or Tier III spill, we would be entitled to the use of additional resources of such company, located in different sites in Argentina, and including vessels, containment booms, sorbents, dispersants, collectors, pumps, and containers. In addition, the Argentine company we have contracted is a party to an agreement with the Argentine Public Airlines (Líneas Aéreas del Estado, or LADE ), pursuant to which it would have priority in the use of the Hércules aircrafts of the Argentine Air Force in the event of an emergency scenario.

In addition to the above, our remediation efforts would be supported by the companies which are parties to the inter-company agreement (the “Inter-company agreement”) which was entered into by several oil companies and pursuant to which they have committed to cooperate in case of oil spills or environmental damage in Argentinean waters. Each of the parties to the Inter-company agreement has undertaken to maintain and operate a number of Response Operations Centers, or ROCs, each of which is required to be furnished with the equipment and materials detailed in the agreement. There are a total of 14 ROCs, six of which are operated by the Company. As provided in the agreement, the equipment distributed among the ROCs includes 16,945 meters of containment booms (5,135 meters of which are located in our ROCs), 18,900 meters of absorbent booms (8,700 meters of which are located in our ROCs), 307 tanks of dispersants (27 of which are located in our ROCs), 94 collectors (38 of which are located in our ROCs), 38 pumps (14 of which are located in our ROCs), and several containers, among others, shall be available to any of the signing parties at their request. The operator of each ROC is responsible for the maintenance of its equipment, and is committed to provide the requesting party with nautical support in the area. In addition, at each of these ROCs the operator must maintain personnel adequately trained to take action in case of a spill. The requesting party is responsible for the replacement of the equipment in operative conditions after making use of it, as well as for the related operation costs.

Neptune

Under the Neptune Joint Operating Agreement, the operator of the field is required to maintain an HSEC management plan based on health and safety rules agreed upon between the operator and the non-operators. As a non-operator, we are entitled to review the operator’s safety and environmental management systems for compliance with the HSEC management plan, but we do not have direct control over the measures taken by the field operator to remedy any particular spill or leak. The operator of the field is required to notify all non-operators, including us, in writing of any spill greater than 50 barrels, among other incidents.

The HSEC management plan for Neptune, which is maintained by the operator of the field, includes the following critical elements and procedures:

•	Emergency Shutdown (ESD) System

•	Fire Detection System

•	Combustible Gas Detection System

•	Ventilation Systems (Mechanical)

•	Spill/Leak Containment Systems

•	Vent/Flare System

•	Subsea Well Control System

•	Temporary Refuge

•	Escape Water Craft

•	Critical Power Systems (including electric, pneumatic, hydraulic)

•	Emergency Communication Systems

•	Hull Ballast Systems

•	Hull Tendons

•	Riser Hang-off Components

•	Design HSE Case Critical Procedures

•	Emergency Shutdown (ESD) Procedures

•	Evacuation Procedures

•	Dire Fighting Procedures

•	Helideck Operations Procedures

•	Emergency Response Procedures

Additionally, the operator’s Emergency, Preparedness and Response procedures include teams that generally are on call 24 hours a day, 7 days a week and are summoned based on the severity level of the emergency (1-low up to 7-extreme) through a third party London based emergency dispatcher. The operator’s teams include the following:

•
Fire and Safety Team (FAST) Site Response (Level 1 to 2 severity): Provides initial on-scene response and incident containment in the operator’s tower building including evacuation, first aid, CPR, search and rescue.

•
Incident Management Team (IMT)—Asset/Local Response (Level 2 to 5 severity): Provides tactical, operational, HSEC, planning, logistical and regulatory notification support and other technical expertise. An Incident Management Center is established for the IMT in one room of the operator building in Houston. The IMT is also supported by a drilling-specific team from the World Wide Drilling group for any incidents during drilling and completions activities.

•
Emergency Management Team (EMT)—Petroleum/Asset Response (Level 3 to 5 severity): Provides support to the IMT with emphasis on strategic issues affecting the Asset and Petroleum including internal and external stakeholder management, financial, legal, and communication support. An Emergency Management Room for the EMT is established in one room of the operator’s building in Houston.

•
Crisis Management Team (CMT)—Operator Response (Levels 5 to 7 severity): Provides support to the EMT with emphasis on strategic issues affecting the operator including communications with stakeholders at senior levels.

•
External Response Organizations: Summoned for any severity level based on needs assessed by the IMT, EMT or CMT. Includes government response groups and external oil spill response organizations and emergency management consultants.

The HSEC management plan is administered by a leading oil field services contractor contracted by the operator and includes a plan of action in the event of a spill or leak.

ITEM 3.  RECENT DEVELOPMENTS

Exploration and Production Development Program 2010/2014 Results

In December 2010, after drilling 4 tight gas exploration wells in the south of the Loma La Lata field, in the Neuquén province, we verified the existence of what we believe to be a significant amount of non conventional gas resources. However, as of the date hereof, no proved reserves have been recognized for the related project. In addition, as part of the exploratory activities that we are carrying out in our shale gas and shale oil fields in the province of Neuquén, we have drilled two exploration wells in the Vaca Muerta formation, which we believe has similar conditions to productive basins in the United States. Although we believe the tight gas resources in Loma La Lata and the shale gas and oil fields in Neuquén are promising, until further work is completed, there remains significant risk that these discoveries will not lead to material proved reserves.

We have been able to reverse the downward trend in our crude oil production in 2010, according to our preliminary production figures for this year.

Reserves Audits

In 2009, Gaffney, Cline & Associates Inc. audited the areas not operated by YPF in the Austral, Golfo San Jorge, Neuquina and Noroeste basins. All these third party audits were performed, as of September 30, 2009 on fields which, in our estimates as of such date, contained proved reserves of 242 mmboe in the aggregate (39 mmboe of which were undeveloped), and cumulatively covered approximately 22.14% of our proved reserves and approximately 17.33% of our aggregate proved undeveloped reserves as of that date. We have recently obtained a revised report of our third-party petroleum engineering firm, Gaffney, Cline & Associates Inc, which reflects revisions made in response to comments we received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission in connection with the staff’s review of the reserves audit report originally filed with the SEC as an exhibit to our 2009 Form 20-F. A copy of such revised reserves audit report is filed as an Exhibit to this report on Form 6-K.

Our Reserves Control Director and Quality Reserves Coordinator, Aquiles Rattia, is responsible for overlooking reserves audits performed by third party engineers. Our current Reserves Control Director has over 30 years of experience in reservoir-engineering, geology and geophysics, reserves estimates, project development, finance and general accounting regulation and with well-rounded exposure to international operations. Over the past three years, he has been responsible for supervision over YPF’s governance and compliance procedures in respect of reserves estimates. He is an active member of the Society of Petroleum Engineers (SPE) and serves on its Editorial Committee for Reservoir Engineering and Evaluation. In addition, he holds a petroleum engineering degree from Universidad Central de Venezuela, MSc and PhD degrees in petroleum engineering from Pennsylvania State University in the United States, and an MBA from Instituto de Estudios Avanzado de Administración in Venezuela.

Update of Regulatory Framework and Relationship with the Argentine Government

On February 2, 2011, the Argentine Secretariat of Domestic Commerce issued Resolution No. 13/2011 stating that the retail price of liquid fuels must be leveled back to those prices existing on January 28, 2011. In addition, according to the resolution, refineries and oil companies must continue to supply amounts of fuel to the domestic market consistent with amounts supplied the prior year, as adjusted for the positive correlation between the increase in the demand of fuel and gross domestic product.

Update of Legal Proceedings

Argentina

Alleged defaults under natural gas supply contracts. Transportadora de Gas del Norte S.A. has notified us that it has decided to terminate the contract pursuant to which it had to deliver transportation services to YPF in connection with contracts associated with natural gas exports, invoking YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. Transportadora de Gas del Norte S.A. has reserved the right to file a claim against YPF seeking compensation for damages.

Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”) anti-competitive activity disputes. On December 22, 2010, we were notified that the Chamber B of the National Court of Appeals in Criminal Economic Matters has ruled in our favor, revoking CNDC’s decision to charge us with abuse of dominant market position in the bulk LPG market during October 1997 and March 1999, and ordering the termination of the proceedings. This ruling is final. We have reassessed our estimation of the outcome of this legal proceeding from a “probable” to a “remote” contingency.

La Plata refinery environmental claims. On January 25, 2011, we entered into an agreement with the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible or “OPDS”) of the Government of the province of Buenos Aires, within the scope of the Remediation, liability and environmental risk control program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, YPF and the relevant authorities agreed to jointly perform an eight-year work program in the canals adjacent to the La Plata refinery, including the conduct of characterization and risk assessment studies of sediments. The agreement provides that when a required remediation action is identified as a result of a risk assessment study, different alternatives and available techniques will be considered, as well as the steps needed for its implementation. Studies to determine how old the contamination is will also be performed pursuant to the agreement, in order to evaluate whether the Argentine government should be liable for such contamination pursuant to its obligation to hold us harmless under the Privatization Law (Law No. 24,145), which established the procedures for our privatization.

Other claims. A number of employees in the province of Santa Cruz  are seeking compensation for periods in respect of which they are “on-call.” The relevant labor authority has issued an arbitral award pursuant to which we will have to compensate “on-call duty time” as actual work time. We submitted a motion to declare this decision null, which was rejected. We subsequently filed a lawsuit requesting the judge to declare this decision void as well as a preliminary injunction, which was also rejected. We have appealed this decision. The amount of this claim is to be determined during the proceedings. As of the date of this report, we estimate the outcome of this proceeding as a “possible” contingency.

YPF Holdings

Passaic River/Newark Bay, New Jersey. In October 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants, including Tierra. However, the judge has ruled against this motion. Third-party defendants have also brought motions to dismiss, which have been rejected in January 2011. Certain third-party defendants have appealed the ruling of the special master on their motions to dismiss and the presiding judge will hold hearings in March and April regarding these appeals. The next step in the case will be the presiding judge’s entry of a Trial Plan which will set a schedule for the remainder of litigation, from discovery through trial. At this point in time, it is premature to state when the first trial will take place.

Ex-employee Action

A former employee of the Company who was allegedly excluded from the National Government’s YPF employee share ownership plan (PPP), has filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF has joined the proceeding as a supporting third party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Pursuant to the plaintiff’s request, the court has granted a preliminary injunction, ordering that any sale of shares of YPF or any other transaction involving the sale, assignment or transfer of shares of YPF carried out by Repsol YPF or the Company be suspended, unless the plaintiff and other beneficiaries of the PPP, organized under the Federation of Former Employees of YPF, are involved or participate in such transactions. We have filed an appeal against such decision, requesting that the injunction be revoked. In addition, we intend to request that the claim be dismissed.

According to the existing jurisprudence by the Federal Supreme Court of Argentina (updholding numerous decisions of the relevant Courts of Appeals), YPF should not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the National Government, assumed sole responsibility for the compensation to be received by the Company’s former employees who were excluded from the PPP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 24, 2011	By:	/s/Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer